Exhibit 99.1

February 13, 2020

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto,

Chief Executive Officer and Chairman of the Board

(Tokyo Stock Exchange Code: 2158)

Contact: Tomohiro Uesugi, Director, Chief Financial Officer,

and Chief Administrative Officer

Telephone: +81-3-5463-6344

Notice Regarding Completion of Delisting of American Depositary Receipts (“ADRs”) from NASDAQ Global Market and Submission of Application to Deregister ADRs and Terminate Ongoing Disclosure Obligations Under U.S. Securities Exchange Act

On January 23, 2020, FRONTEO, Inc. (the “Company”) announced that its board of directors had resolved to delist its American Depositary Receipts (“ADRs”) from the NASDAQ Global Market (“NASDAQ”) and submit an application for deregistration with the U.S. Securities and Exchange Commission (“SEC”). The Company provided a notice of voluntary delisting to NASDAQ and another notice regarding termination of the deposit agreement to the depositary bank. An announcement setting forth the schedule for the delisting and other matters was also made on the same day. On February 3, 2020, the Company submitted the Form 25 to the SEC to delist from NASDAQ and deregister the ADRs under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The Company hereby announces that the voluntary delisting takes effect today, February 13, 2020 (Eastern Standard Time).

Today, February 13, 2020 (Eastern Standard Time), the Company intends to file the Form 15-F to deregister from the SEC under Section 12(g) and/or Section 15(d) of the Securities Exchange Act and terminate its ongoing disclosure obligations under the Securities Exchange Act. Upon filing the Form 15-F, the Company’s ongoing disclosure obligations under the Securities Exchange Act, including the obligation to file annual reports (Form 20-F), will be suspended with immediate effect. Deregistration from the SEC under Section 12(g) and Section 15(d) of the Securities Exchange Act and termination of ongoing disclosure obligations under the Securities Exchange Act will take effect 90 days after the filing of the Form 15-F.

1.	Delisting date and planned filing date of the Form 15-F

February 13, 2020 (Eastern Standard Time)

2.	Stock exchange on which the Company will continue to be listed

Tokyo Stock Exchange

3.	Schedule (Eastern Standard Time)

March 2, 2020 (planned)	Termination of deposit agreement with depositary bank to become effective (termination of the ADR program)
May 3, 2020 (planned)	Deregistration from SEC under Section 12(b) of the Securities Exchange Act and termination of the Company’s ongoing disclosure obligations under the Securities Exchange Act to become effective
May 13, 2020 (planned)	Deregistration from SEC under Section 12(g) and/or Section 15(d) of the Securities Exchange Act and termination of the Company’s ongoing disclosure obligations pursuant to the provisions above to become effective

Note that the schedule above (including planned effective dates) may change if the Company receives notification from the SEC that it objects to the delisting and/or deregistration or requests an extended review, or for other reasons.

4.	After the delisting and deregistration

The Company’s ongoing disclosure obligations under the Securities Exchange Act, including the obligation to file annual reports (Form 20-F), will terminate on May 13, 2020, which will be 90 days after filing the Form 15-F with the SEC.

The Company’s ADR program and the deposit agreement with the depositary bank are also expected to be terminated on March 2, 2020, in conjunction with the applications for NASDAQ delisting and SEC deregistration.

5.	Contact information for inquiries regarding the Company’s ADRs

Depositary bank:	The Bank of New York Mellon (United States) Depositary Receipts
Phone:	+1 888 269 2377 (USA toll free number) +1 201 680 6825 (International number) (Available from Monday through Friday, from 9 a.m. to 5 p.m., Eastern Standard Time)
Website:	www.adrbnymellon.com
Email:	shrrelations@cpushareownerservices.com